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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(b)
          AND AMENDMENTS FILED THERETO FILED PURSUANT TO RULE 13D-2(b)

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                            Allos Therapeutics, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    019777101
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                                 (CUSIP Number)

                                December 31, 2001
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             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
                               [X] Rule 13d-1 (b)
                               [ ] Rule 13d-1 (c)
                               [ ] Rule 13d-1 (d)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 019777101                    13G                     Page 2 of 5 Pages
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    INVESCO Private Capital, Inc.
    IRS # 13-3725888
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
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3   SEC USE ONLY


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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware, USA
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                  5    SOLE VOTING POWER

                       None
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          1,261,961 Shares as follows: (i) as a discretionary
   OWNED BY            manager for Baxter International, Incorporated, INVESCO
     EACH              Private Capital, Inc. beneficially owns 3,143 Common
  REPORTING            Shares; (ii) as a discretionary manager for Bell Atlantic
    PERSON             Master Trust (f/k/a GTE Service Corporation), INVESCO
     WITH              Private Capital, Inc. beneficially owns 12,567 Common
                       Shares; (iii) as a discretionary manager for Citiventure
                       III Private Participations Limited, INVESCO Private
                       Capital, Inc. beneficially owns 1,182,789 Common Shares;
                       and (iv) as a discretionary manager for KME Ventures III,
                       LP, INVESCO Private Capital, Inc. beneficially owns
                       63,462 Common Shares.
                  --------------------------------------------------------------
                  7    SOLE DISPOSITIVE POWER

                       None
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       1,261,961 Shares as follows: (i) as a discretionary manager for Baxter International, Incorporated, INVESCO Private Capital, Inc. beneficially owns 3,143 Common Shares; (ii) as a discretionary manager for Bell Atlantic Master Trust (f/k/a GTE Service Corporation), INVESCO Private Capital, Inc. beneficially owns 12,567 Common Shares; (iii) as a discretionary manager for Citiventure III Private Participations Limited, INVESCO Private Capital, Inc. beneficially owns 1,182,789 Common Shares; and (iv) as a discretionary manager for KME Ventures 8 III, LP, INVESCO Private Capital, Inc. beneficially owns 63,462 Common Shares.
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,261,961 Common Shares.
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    5.5% Common Shares
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12  TYPE OF REPORTING PERSON*

    IA
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT
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Item 1(a).  Name of Issuer:

            Alllos Therapeutics, Inc.

      (b).  Address of Issuer's Principal Executive Offices:

            7000 North Broadway, Suite 400, Denver, CO 80221

Item 2(a).  Name of Person Filing:

            INVESCO Private Capital, Inc.

      (b). Address of Principal Business Office or, if none, residence of filing person:

            1166 Avenue of the Americas, New York, NY 10036

      (c).  Citizenship of filing person:

            State of Delaware, USA

      (d).  Title of Classes of Securities:

            Common Stock

      (e).  CUSIP Numbers:

            019777101

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

      (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

      (b)   [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) [X] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

      (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

      (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

      (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j)   [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

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Item 4. Ownership.

      (a).  Amount Beneficially Owned:

                  INVESCO Private Capital, Inc. beneficially owns 1,261,961 Common Shares as follows: (i) as a discretionary manager for Baxter International, Incorporated, INVESCO Private Capital, Inc. beneficially owns 3,143 Common Shares; (ii) as a discretionary manager for Bell Atlantic Master Trust (f/k/a GTE Service Corporation), INVESCO Private Capital, Inc. beneficially owns 12,567 Common Shares; (iii) as a discretionary manager for Citiventure III Private Participations Limited, INVESCO Private Capital, Inc. beneficially owns 1,182,789 Common Shares; and (iv) as a discretionary manager for KME Ventures III, LP, INVESCO Private Capital, Inc. beneficially owns 63,462 Common Shares.

      (b).  Percent of Class:

                  INVESCO Private Capital, Inc. beneficially owns 5.5% of the Common Shares determined in accordance with the provisions of Rule 13d-1 promulgated under the Act.

      (c).  Number of shares as to which such person has:

                  (i).  Sole power to vote or to direct the vote:

                        None.

                  (ii). Shared power to vote or to direct the vote:

                        INVESCO Private Capital, Inc. has the shared power to vote or direct the vote of 1,261,961 Common Shares as follows: (i) as a discretionary manager for Baxter International, Inc., INVESCO Private Capital, Inc. beneficially owns 3,143 Common Shares; (ii) as a discretionary manager for Bell Atlantic Master Trust (f/k/a GTEPart), INVESCO Private Capital, Inc. beneficially owns 12,567 Common Shares; (iii) as a discretionary manager for Citiventure Private Participations Ltd III, INVESCO Private Capital, Inc. beneficially owns 1,182,789 Common Shares; and (iv) as a discretionary manager for KME Venture III LP, INVESCO Private Capital, Inc. beneficially owns 63,462 Common Shares.

                  (iii). Sole power to dispose or to direct the disposition of:

                        None.

                  (iv). Shared power to dispose or to direct the disposition of:

                        INVESCO Private Capital, Inc. has the shared power to dispose or direct the disposition of 1,261,961 Common Shares as follows: (i) as a discretionary manager for Baxter International, Incorporated, INVESCO Private Capital, Inc. beneficially owns 3,143 Common Shares;
                        (ii) as a discretionary manager for Bell Atlantic Master Trust (f/k/a GTE Service Corporation), INVESCO Private Capital, Inc. beneficially owns 12,567 Common Shares;
                        (iii) as a discretionary manager for Citiventure III Private Participations Limited, INVESCO Private Capital, Inc. beneficially owns 1,182,789 Common Shares; and (iv) as a discretionary manager for KME Ventures III, LP, INVESCO Private Capital, Inc. beneficially owns 63,462 Common Shares.

Item 5. Ownership of Five Percent or Less of a Class.

                  Not applicable.
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Item 6. Ownership of More than Five Percent on Behalf of Another Person.

            As a discretionary manager for Citiventure III Private Participations Limited, INVESCO Private Capital, Inc. beneficially owns 1,182,789 Common Shares (5.1%).

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8. Identification and Classification of Members of the Group.

            Not applicable.

Item 9. Notice of Dissolution of a Group.

            Not applicable.

Item 10. Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date: February 13, 2002             INVESCO PRIVATE CAPITAL, INC.


                                  By:            /s/ Luis A. Aguilar
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                                                    (Signature)

                                      Luis A. Aguilar as General Counsel for
                                            INVESCO Private Capital, Inc.
                                  ----------------------------------------------
                                                    (Name/Title)